                                                                     Exhibit 12

                     COLUMBIA ENERGY GROUP AND SUBSIDIARIES

                STATEMENTS OF RATIO OF EARNINGS TO FIXED CHARGES
                                ($ in millions)

                                                   Twelve Months                                Twelve Months
                                                 Ended September 30,                          Ended December 31,
                                                ----------------------       ----------------------------------------------------
                                                  1998           1997        1997        1996         1995        1994      1993
                                                --------       -------       -----       -----      --------      -----     -----
Consolidated Income (Loss) from Continuing
  Operations before Income Taxes                  377.0        381.4         392.2       337.5       (643.0)      392.2     288.1

 Adjustments:
  Interest during construction                     (2.2)        (2.3)         (3.0)       (1.1)       (20.2)         --        --
  Distributed (Undistributed) equity income         2.4          1.6           3.6         1.5         (7.9)       (0.9)      (0.1)
  Fixed charges*                                  184.6        166.5         182.0       184.6      1,061.3        33.7      120.0
                                                  -----        -----         -----       -----      -------       -----      -----
    Earnings Available                            561.8        547.2         574.8       522.5        390.2       425.0      408.0
                                                  -----        -----         -----       -----      -------       -----      -----

Fixed Charges:
  Interest on long-term and short-term debt       147.3        145.0         145.6       150.8        987.2         0.7        3.1
  Other interest                                   18.2          0.9          15.4        13.5         53.6        14.1       98.4
  Portion of rentals representing interest         19.1         20.6          21.0        20.3         20.5        18.9       18.5
                                                  -----        -----         -----       -----      -------       -----      -----
Total Fixed Charges**, ***                        184.6        166.5         182.0       184.6      1,061.3        33.7      120.0
                                                  -----        -----         -----       -----      -------       -----      -----

Ratio of Earnings to Fixed Charges                 3.04         3.29          3.16        2.83       N/A(a)       12.61       3.40
                                                  ======       =====         =====       =====       =======      =====      =====

(a) To achieve a one-to-one coverage, the Corporation would need an additional $671.1 million of earnings for the twelve months ended December 31, 1995.

* Amounts for the twelve months ended December 31, 1993 through December 31, 1996 have been restated to conform to 1998 presentation.

** This amount excludes approximately $230 million and $210 million of interest expense not recorded for the twelve months ended December 31, 1994 and 1993. This amount includes interest expense of $982.9 million including the write-off of unamortized discounts on debentures recorded in 1995.

*** This amount excludes $8.6 million of interest expense not recorded with respect to the registrant's guarantee of LESOP Trust's debentures for the twelve months ended December 31, 1994 and 1993.